K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

June 25, 2014

VIA EDGAR

Mr. Jason Fox
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	First Investors Life Series Funds (File Nos. 002-98409 and 811-04325) Responses to Comments on the Registration Statement on Form N-1A

Dear Mr. Fox:

The following are responses to the comments that we received from you by telephone on April 22, 2014 regarding Post-Effective Amendment No. 59 to the Registration Statement on Form N-1A (the “Registration Statement”) for First Investors Life Series Limited Duration High Quality Bond Fund (the “Fund”), a series of First Investors Life Series Funds (“Registrant”), that was filed with the Securities and Exchange Commission (“SEC”) on March 12, 2014.  Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.
The “Principal Investment Strategies” section of the Fund Summary states that “[t]he Fund may invest in a variety of different types of investment grade securities, including corporate bonds, securities issued or guaranteed by the U.S. Government or U.S. Government-sponsored enterprises (some of which are not backed by the full faith and credit of the U.S. Government), mortgage-backed and other asset-backed securities and municipal securities.”  Please confirm supplementally whether the Fund may invest in municipal securities as part of its principal investment strategy.

The Registrant confirms that the Fund will not invest in municipal securities as part of its principal investment strategy and has deleted references to municipal securities from the list of securities in which the Fund may invest in its prospectus.

Securities and Exchange Commission
June 25, 2014

2.
The “Principal Investment Strategies” section of the Fund Summary states that “[t]he Fund may invest, from time to time, in affiliated funds managed by FIMCO or unaffiliated funds in an amount, at the time of investment, below 5% of the Fund’s net assets.”  Please disclose whether the 5% limitation applies to aggregate investments in affiliated or unaffiliated funds or with respect to an investment in any one fund.

The Registrant has deleted the above-referenced disclosure.

Statement of Additional Information

3.
Pursuant to Form N-1A, Item 16(f)(1)(iii), disclose in the “Portfolio Holdings Information Policies and Procedures” section on page II-26, the frequency with which information regarding the Fund’s portfolio holdings is provided to third-parties and the length of the lag, if any between the date of the information and the date on which the information is disclosed.

The Registrant has made the requested change.

4.	In the “Portfolio Turnover” section on page II-27, please consider deleting the reference to taxable transactions and distributions.

The Registrant has made the requested change.

5.	In “Appendix A: Tax Information” on page II-A-4, please consider deleting the first paragraph under the sub-section entitled “D. Taxation of the Funds in General.”

The Registrant has made the requested change.

6.	In “Appendix A: Tax Information” on page II-A-7, please consider deleting the sub-section titled “E. Special Rules for Tax Exempt Funds.”

The Registrant has made the requested change.

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Securities and Exchange Commission
June 25, 2014

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely, /s/ Kathy Kresch Ingber Kathy Kresch Ingber

cc:           Mary Carty
   First Investors Management Company, Inc.